October 3, 2018

Carlos Alberto Trevi o Medina
Director General
Mexican Petroleum
Avenida Marina Nacional No. 329
Colonia Ver nica Anzures
Ciudad de M xico 11300
M xico

       Re: Mexican Petroleum
           Registration Statement on Form F-4
           Filed September 25, 2018
           File No. 333-227508

Dear Mr. Trevi o Medina:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lisa Krestynick at 202-551-3056 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
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